UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 TO

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2026

Commission File Number 001-42307

SKK Holdings Limited
(Exact name of registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s Name into English)

27 First Lok Yang Road, Singapore	629735
(Address of principal executive offices)	(Zip Code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Unaudited Interim Condensed Financial Results for the Six Months Ended June 30, 2025

On October 13, 2025, SKK Holdings Limited (the “Company”) released its unaudited interim condensed financial statements for the six months ended June 30, 2025 (the “Six-Month Financials”). In addition, the Company released certain supplementary financial information relating to the six months ended June 30, 2025 (“Supplemental Financial Information”).

The Six-Month Financials and the Supplemental Financial Information are attached as Exhibit 99.1 and Exhibit 99.2, respectively, to this Report on Form 6-K and are incorporated by reference herein and into the Company’s Registration Statement on Form F-1, as amended (File No. 333-276744), filed with the Securities and Exchange Commission.

Exhibit Index

Exhibit Number	Exhibit Title
99.1	Unaudited Interim Condensed Financial Statements for the Six Months Ended June 30, 2025
99.2	Supplemental Financial Information Relating to the Six Months Ended June 30, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

SKK Holdings Limited

Date: April 1, 2026	By	/s/ Koon Kiat Sze
Koon Kiat Sze
Chief Executive Officer (Principal Executive Officer)

Date: April 1, 2026	By	/s/ Phaik Shya Koay
Phaik Shya Koay
Financial Controller (Principal Financial and Accounting Officer)